Exhibit 99.2

Third Quarter 2023 Financial Results and Business Update October 31, 2023

Forward Looking Statements This presentation has been prepared by argenx se (“argenx” or the “company”) for informational purposes only and not for any other purpose. Nothing contained in this presentation is, or should be construed as, a recommendation, promise or representation by the presenter or the company or any director, employee, agent, or adviser of the company. This presentation does not purport to be all-inclusive or to contain all of the information you may desire. Certain information contained in this presentation relates to or is based on studies, publications, surveys and other data obtained from third-party sources and the company’s own internal estimates and research. While argenx believes these third-party studies, publications, surveys and other data to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, no independent source has evaluated the reasonableness or accuracy of argenx’s internal estimates or research and no reliance should be made on any information or statements made in this presentation relating to or based on such internal estimates and research. The contents of this presentation include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “hope,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will,” or “should” and include statements argenx makes regarding its launch of VYVGART for generalized myasthenia gravis (gMG) and expansion strategy to reach more patients with VYVGART through additional regulatory approvals; the safety profile and efficacy of VYVGART, the advancement of ARGX-117 and ARGX-119 to clinical proof-of-concept; the planned SC approval and June 20th PDUFA date; its ability to transform gMG treatment for patients; its anticipated clinical data readouts, including in chronic inflammatory demyelinating polyneuropathy (CIDP), immune thrombocytopenia (ITP), pemphigus vulgaris (PV), postural orthostatic tachycardia syndrome (POTS) and multifocal motor neuropathy (MMN); the therapeutic potential and patient treatment experience of its product candidates, its strategy to expand access to treatments through engagement with physicians, payors, and patient communities; expected filing of the sBLA for VYVGART Hytrulo in CIDP by the end of 2023; pending regulatory reviews of SC efgartigimod for gMG in China, Canada, Europe, and Japan; expectations about its pipeline progress; its collaborations and their potential benefits; the intended results of its strategy and its collaboration partners', advancement of, and anticipated clinical development, data readouts and regulatory milestones and plans, including the timing of planned clinical trials and expected data readouts; the design of future clinical trials and the timing and outcome of regulatory filings and regulatory approvals; and its 2023 business and financial outlook and related plans. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx's actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including the effects of the COVID-19 pandemic, inflation and deflation and the corresponding fluctuations in interest rates; regional instability and conflicts, such as the conflict between Russia and Ukraine, argenx's expectations regarding the inherent uncertainties associated with competitive developments, preclinical and clinical trial and product development activities and regulatory approval requirements; argenx's reliance on collaborations with third parties; estimating the commercial potential of argenx's product candidates; argenx's ability to obtain and maintain protection of intellectual property for its technologies and drugs; argenx's limited operating history; and argenx's ability to obtain additional funding for operations and to complete the development and commercialization of its product candidates. A further list and description of these risks, uncertainties and other risks can be found in argenx's U.S. Securities and Exchange Commission (SEC) filings and reports, including in argenx's most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law. This presentation contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. 2

Driving Sustained Growth Across the Business Consistent Execution + Perpetual Innovation Reaching More Patients Geographic Expansion Pioneer FcRn Class of Medicines Broaden Immunology Pipeline Double-digit growth quarter over quarter Approval in Canada Filing of CIDP sBLA by EOY GO decision in MMN 3

What FcRn Leadership Looks Like Today 4 20 presentations demonstrating neuromuscular leadership Consistent Efficacy Favorable Safety Deep FcRn Expertise MG-ADL, QMG, QoL, MSE TEAEs mild to moderate Unique target modulation >1,000 Patient Years of safety data across indications Real-world experience in ~6,000 patients

5 q2w = every other week Adult Chronic or Persistent ITP patients 2 weeks screening Mean platelet count <30x109/L Stable concomitant ITP therapy allowed Stratification: splenectomy, concomitant ITP therapy 0 Visit Fixed weekly dosing Weekly or q2w dosing based on platelet count thresholds Week 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 Patients randomized 2:1 to receive VYVGART Hytrulo or placebo (24 weeks) Fixed weekly or q2w dosing based on week 15 Primary endpoint: Sustained platelet count (≥50×109/L) in ≥4/6 visits between weeks 19 and 24 Stringent endpoint in line with regulatory feedback, addressing platelet count variability Secondary and exploratory endpoints center around extent of disease control to illustrate real-world viability Topline data expected 4Q 2023 ITP ADVANCE-SC Trial Primary Endpoint

Pemphigus ADDRESS Trial:

address
pemphigus study

Screening	Concomitant prednisone	Randomization (2x1)
Pemphigus vulgaris (PV) and foliaceus (PF) Moderate-to-Severe Disease (PDAI activity score ≥ 15) Newly Diagnosed and Relapsing	Prednisone starting dose 0.5 mg/kg/day with ability to adjust Active tapering to start from sustained CR or EoC	Efgartigimod weekly SC Placebo weekly SC
1-3 weeks		**30 weeks**

Primary endpoint is proportion of PV patients achieving CRmin* within 30 weeks

N=222 (PV and PF)
PF patients capped

Followed by Open Label Extension study

Topline data expected around YE 2023

argenx

CR=complete clinical remission; CRmin=complete remission on minimal therapy; EoC=end of consolidation; SC=subcutaneous.

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7 Steady Cadence of Upcoming Data Readouts ITP-SC: Topline data expected in 4Q 2023 Pemphigus: Topline data expected around year-end 2023 Bullous Pemphigoid (BP): GO/NO GO decision expected around year-end 2023 Post-COVID Postural Orthostatic Tachycardia Syndrome (PC-POTS): Topline data expected in 1Q 2024 Sjogren’s Syndrome: Topline data expected in first half 2024 Myositis: GO/NO GO decision expected in second half of 2024 Multifocal Motor Neuropathy (MMN): Topline data from Phase 2 (empasiprubart) expected in 2024 clinical

Q3 2023 Product Net Sales of $329M Third Quarter 2023 Finance Summary (in millions of $) Q3 2023 Q2 2023 QoQ % Growth US 280 244 +15% Japan 15 13 +15% EMEA 26 12 +128% China 7 - n/a Total 329 269 +22% Product Net Sales by Region 21 75 131 173 218 269 329 2022 Q1 2022 Q2 2023 Q2 2023 Q1 2022 Q3 2022 Q4 2023 Q3 +54 (+257%) +56 (+75%) +42 (+32%) +45 (+26%) +51 (+23%) +60 (+22%) Three months ended Nine months ended (in millions of $) September 30 September 30 2023 2022 2023 2022 Product net sales 329 131 816 227 Other & collaboration rev 11 15 34 36 Total operating income 340 146 851 263 Total operating expenses (420) (355) (1,137) (869) Operating loss for the period (81) (209) (286) (606) Financial inc / (exp) (3) (32) 43 (82) Loss before tax (83) (241) (243) (688) Tax 11 6 47 17 Loss for the period (73) (235) (196) (671) Summary P/L Cash reflects cash, cash equivalents and current financial assets. Total Operating Expenses include Cost of Sales, R&D, SG&A and Loss from investment in joint venture. Financial income / (expenses) includes financial income / (expenses) and exchange gains / (losses). Table in $’m and impacted by rounding. Ended third quarter 2023 with cash of $3.2B 8 Table in $’m and impacted by rounding.

9 Geographies Indications Presentations Pre-filled syringe CIDP BP Pemphigus ITP gMG Myositis US Japan EMEA UK China Future geographies Future presentations Multi-dimensional Expansion to Reach Autoimmune Patients Globally 15 indications by 2025 POTS Sjogren’s Canada

10 Optimizing Core Launch Strategies Reaching Broader gMG Population Continued shift into earlier lines First Hytrulo policies published Driving brand loyalty among prescribers IN $ COMBINED NET 816 VYVGART M & HYTRULO SALES YTD Hytrulo contributing to expansion Hytrulo launch driven by VYVGART-naïve patients Policies in line with IV 88% of key target prescribers reached since launch

11 Today 1 Innovating on the Patient Experience Future product presentations providing flexibility in HOW and WHERE patients are treated Single 30-90 second Injection Effective Safe Future 2 Second Generation Future Generations Exclusive collaborations with HALO and Elektrofi on formulation Exploring autoinjector and additional formats to optimize patient experience More details early next year 3 Exploring autoinjector and additional formats to optimize patient experience Pre-filled Syringe (PFS) Ongoing development in BE/HF studies Aim to support self-administration1 Future Generations Exclusive collaboration Collaboration on formulation Note: Self administration expected on label in Europe and Japan

12 Reaching gMG Patients Across the Globe APPROVALS COMPLETE U.S. JAPAN EUROPE UK ISRAEL CHINA CANADA DEC 2021 JAN 2022 SEPT 2022 MAR 2023 APRIL 2023 JUNE 2023 SEPT 2023 APPROVALS COMPLETE U.S. JUNE 2023 APPROVALS PENDING JAPAN EUROPE CHINA BY Q1 2024 Q4 2023 2024

Bringing Hope to Patients of New Treatment Option Advancing Hytrulo in CIDP I was the type of woman that would run first thing in the morning before work, and then CIDP hit, and it was like hitting the wall at a hundred miles an hour. Crystal Living With CIDP Largest Global CIDP Trial New standard set for innovative trial design Unlocking New Disease Biology Insights IgG shown to play significant role in underlying biology of CIDP Potential new treatment modality First Innovation in 30+ Years 13 99% rollover into OLE On track to file sBLA in 2023 with launch targeted in 2024

14 Our mission continues… Humility Innovation Excellence Co-Creation Empowerment